UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

CROW TECHNOLOGIES 1977 LTD.
(Translation of registrant's name into English)

12 Kineret Street Airport City 70100 Israel +972-3-972-6000
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The Registrant has filed on December 28, 2007 Form 15 pursuant to which Registrant determined to effect a suspension of its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended. Nonetheless, Registrant voluntarily determined to make this filing without an obligation to do so.

Notice of Postponement of Extraordinary Meeting of the Shareholders

Crow Technologies 1977 Ltd. (the "Company") convened an Extraordinary General Meeting of Shareholders originally scheduled to be held on June 29, 2017 at the Company's offices.

As the Company received information from various shareholders that problems arose with regards to the timely dissemination of the proxy materials in respect of the meeting, the Company decided to postpone the meeting.

The adjourned meeting will take place on Thursday, July 13, 2017 at 10 A.M (Israel time) at the headquarters of the Company located at 12 Kineret Street, Airport City.

Proxy material is attached herewith inclusive of all exhibits.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CROW TECHNOLOGIES 1977 LTD.

By:	/s/ Shmuel Melman
Name: Shmuel Melman
Title: Chief Executive Officer
Date: June 27, 2017

CROW TECHNOLOGIES 1977 LTD.

May 18, 2017

Dear Shareholder,

Re: Extraordinary General Meeting of Shareholders

You are cordially invited to attend an Extraordinary General Meeting of Shareholders (the "Meeting") of Crow Technologies 1977 Ltd. to be held at Crow's offices at 12 Kineret Street, Airport City, Israel, on June 29, 2017 at 10:00 a.m. Tel-Aviv time.

Holders of the Company's ordinary shares are being asked to vote on the matters listed in the enclosed Notice of the Meeting of Shareholders.

At the Meeting, representatives of the Board of Directors and management will be pleased to respond to any questions you may have.

Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company's Board of Directors, and mail it promptly in the accompanying envelope, so that your votes may be recorded. Under the Company's Articles of Association, your proxy must be received by 10:00 a.m., Israel time, on June 27, 2017, to be counted for the Meeting. If you are present at the Meeting and desire to vote in person, you may revoke your appointment of proxy at the Meeting so that you may vote your shares personally.

Your cooperation is appreciated.

Very truly yours,
/s/ Meir Jacobson
Meir Jacobson
Chairman of the Board of Directors

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

CROW TECHNOLOGIES 1977 LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of
Crow Technologies 1977 Ltd.:

The extraordinary general meeting of shareholders of Crow Technologies 1977 Ltd. (the "Company") will be held at the Company's headquarters located at 12 Kineret Street, Airport City, Israel, on June 29, 2017, at 10 a.m. Tel-Aviv time, for the following purposes:

1.
To approve a revised version of the Compensation Policy for directors and officers of the Company ("Compensation Policy") substantially in the form of Attachment "A" to the accompanying proxy statement ("Proxy Statement"), in accordance with the requirements of the Israeli Companies Law, 5799-1999.

2.	To approved a revised version of the Company's indemnification and exculpation agreement for directors and office holders of the Company.

3.	To approve the procurement of a directors and officers insurance policy for the current and future directors and office holders.

4.
To approve the terms of employment of Mr. Shmuel Melman for an additional term of three (3) years pursuant to the Agreement dated August 31, 2005 (effective as of May 1, 2004), as amended by addendum no. 1 dated November 15, 2011 and addendum no. 2 dated April 30, 2014 and the vehicle agreement dated August 31, 2005 (effective as of May 1, 2004) between Crow Electronic Engineering Ltd. (the "Subsidiary") and Mr. Shmuel Melman more fully described in the proxy statement.

5.
To approve the terms of employment of Mrs. Monique Bennoun-Melman pursuant to Addendum No. 4 to the Agreement dated December 19, 2004 (effective as of August 1, 2004), as amended by addendum no. 1 dated February 1, 2007, addendum no. 2 dated November 15, 2011 and addendum no. 3 dated June 15, 2014 between the Subsidiary and Mrs. Monique Bennoun-Melman, as more fully described in the proxy statement.

6.
To approve the terms of engagement of CMZY LLC by the Company pursuant to Addendum No. 2 to the Agreement dated December 18, 2014 (effective as of October 1, 2014) as amended by Addendum No. 1 dated December 25, 2015 between the Company and CMZY LLC more fully described in the proxy statement.

Further details with respect to the proposed resolutions are included in the Proxy Statement.

Only shareholders of record on May 22, 2017 are entitled to receive notice of and vote at the Meeting.

By order of the Board of Directors, /S/ Shmuel Melman
Shmuel Melman Chief Executive Officer

Airport City, Israel
May 18, 2017

CROW TECHNOLOGIES 1977 LTD.

PROXY STATEMENT FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

May 18, 2017

The enclosed proxy is solicited on behalf of the Board of Directors of Crow Technologies 1977 Ltd. (the "Company") for use at the Company's Extraordinary General Meeting of Shareholders (the "Meeting") to be held on Thursday, June 29, 2017 at 10:00 p.m., Tel-Aviv time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice. The Meeting will be held at the offices of the Company located at 12 Kineret Street, Airport City, Israel. The telephone number at that address is +972-3-9726000

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record of Ordinary Shares, nominal value NIS 0.25 (the "Ordinary Shares"), of the Company at the close of business on May 22, 2017 (the "Record Date"). You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date.

Quorum, Voting and Solicitation

At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate at least forty percent (40%) of the voting power of the Company. If a quorum is not present within one half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. If the quorum is not present with half an hour at such adjourned meeting any number of shareholders present in person or by proxy shall constitute a quorum. The vote necessary to approve the resolutions relating to the matters upon which you will be asked to vote is specified below immediately following each proposed resolution. Each outstanding Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The Board of Directors of the Company is soliciting the attached proxy cards for the Meeting, primarily by mail. The original solicitation of proxies by mail may be further supplemented by solicitation by telephone and other means by certain officers, directors, employees and agents of the Company, but they will not receive additional compensation for these services.

You may change your mind and cancel your proxy card by filing a written notice of revocation with the Company, by completing and returning a duly executed proxy card bearing a later date, or by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Special Voting Requirements under the Companies Law

In order to approve proposals (1) - (6), as required by the Israeli Companies Law ("Companies Law"), a majority of the votes properly cast at the Meeting either in person or by proxy is required, provided that:

(i)            such majority includes at least a majority of the total votes of shareholders who are not controlling shareholders of the Company or shareholders who do not have a "personal interest" (as defined below) in the approval of the resolution who participate in the vote, in person or by proxy (abstentions will not be taken into account); or

(ii)           the total number of votes of the shareholders referred to in (i) above that are voted against the proposed resolution does not exceed two percent (2%) of the Company's total voting rights.

Each shareholder who attends the Meeting in person or by proxy will advise the Company or indicate in the proxy card, as the case may be, whether or not that shareholder is a controlling shareholder or has a "personal interest" in the approval of the resolution. Failure to advise or indicate as described above will render the respective Shares ineligible to be voted.

Under the Companies Law, a "personal interest" means: (i) a personal interest of a person in the respective action or transaction of a company, including a personal interest of that person's "relatives" (as defined below); or (ii) a personal interest of another entity in which that person or any of his or her relatives: (a) holds 5% or more of such entity's issued share capital or voting rights, (b) has the right to appoint a director to such entity's board of directors or appoint the chief executive officer thereof, (c) is a member of such entity's board of directors or (d) serves as the chief executive officer thereof. A personal interest resulting merely from holding such company's shares is not considered as "personal interest" for the purposes of the Companies Law.

In addition, under the Companies Law, in case of a person voting by proxy for another person, a "personal interest" includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Under the Companies Law "relative" means a person's spouse, brother or sister, parent, grandparent, child; such persons spouse's child, brother, sister or parent; or the spouse of any of the above.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest, their vote will be disqualified.

PROPOSAL 1
APPROVAL OF THE COMPANY'S COMPENSATION POLICY FOR THE COMPANY'S OFFICE HOLDERS

Background

According to the Israeli Companies Law, or the Companies Law, a public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. In general, all office holders' terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by a special majority), in that order.

The compensation terms of other officers require the approval of the compensation committee and the board of directors.

The compensation policy must comply with specified criteria and guidelines and, in general, will be determined, among others, according to the following factors: (i) promoting the company's objectives, business plan and long term policy; (ii) creating appropriate incentives for the company's office holders, considering, among others, the company's risk management policy; (iii) the company's size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder's contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with the office holder's position.

A compensation policy must be re-approved once every three years. The board of directors is required to reevaluate the compensation policy from time to time, and upon any material change to the circumstances that existed at the time of its formulation. Our initial compensation policy was approved by our compensation committee and board of directors and subsequently approved by our shareholders in April 3, 2014.

In March 2017, our Board of Directors approved, following the recommendation of our Compensation Committee, a Compensation Policy for Executive Officers and Directors (the "Compensation Policy"), attached hereto as Appendix A.

In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the factors set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

At the Meeting, shareholders will be asked to approve the Compensation Policy, attached hereto as Appendix A.

Proposal

At the Meeting, following resolution is proposed to be adopted:

"RESOLVED, that the Compensation Policy attached hereinafter as Appendix A, be, and hereby is, approved and adopted."

The approval of the Compensation Policy requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the Compensation Policy voted at the meeting vote in favor of the approval of the Compensation Policy; or (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the Compensation Policy does not exceed 2% of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term "controlling shareholder" means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

PROPOSAL 2
APPROVAL OF THE GRANT OF INDEMNITY AND EXCULPATION
UNDERTAKINGS TO OFFICERS AND DIRECTORS

Background

Following the approval of the Company's compensation committee and the Board of Directors, the Company's shareholders are being asked to approve the revised version of the Company's indemnification and exculpation agreement for directors and office holders ("Noseh Misra" under the Companies Law), including officers and directors that are deemed "Controlling Shareholders" and their relatives. A copy of the  agreement is attached hereto as Appendix B.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the form of indemnity and exculpation deeds signed by the Company for officers and directors ("Nosey Misrah"), including persons deemed "controlling shareholders" under Section 268 of the Companies Law and their relatives in the form attached hereto as Appendix B.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposed resolution; provided that: (a) a majority of the shares voted at the Meeting, which are not held by shareholders with personal interest in approving the proposed resolution, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL 3
APPROVAL OF PROCUREMENT OF DIRECTORS AND OFFICERS INSURANCE POLICY

Background

Following the approval of the Company's compensation committee and the board of directors, the Company's shareholders are being asked to approve the procurement from time to time of directors and officers' insurance policy covering the liability of officers and directors ("nosey misrah" under the Companies Law), including controlling persons under Israeli laws (the "Policy"), under the following terms: the principal terms of the D&O Insurance policies shall not materially deviate from the terms of the Company's current directors and officers insurance policy, provided that the annual premium shall not exceed USD 30,000 (provided that an increase of up to 10% in the annual premium is permitted and not more than 25% in a 3 year period) and that the liability coverage of the D&O Insurance policy shall not fall below 50% of the current liability coverage (USD 10 Million). The approval is effective until October 31, 2019.

The Company's board of directors recommends the shareholders vote "FOR" the approval of the proposed resolution, after considering that the procurement of the D&O Insurance policies is compatible with the principles of the Compensation Policy, the Insurance of directors and officers is reasonable, fair and customary by companies of the kind and size of the Company, procuring D&O Insurance policies is in the best interests of the Company as it allows the office holder to fulfill their duties and make the required decisions after considering the risks involved in the Company's operations and their responsibility as office holders under law and the procurement of D&O insurance policies as described above is compatible with market terms and does not materially affect the Company's profitability, assets or liabilities.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the procurement of a directors and officers liability insurance policy covering liability of directors and office holders of the Company, including officers and directors who deemed controlling shareholders under Section 268 of the Israeli Companies Law, 1999 (the "Companies Law"), under the terms as set forth in the proxy statement related to the Meeting.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposed resolution; provided that: (a) a majority of the shares voted at the Meeting, which are not held by shareholders with personal interest in approving the proposed resolution and who are not controlling shareholders, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL 4
APPROVAL OF THE TERMS OF EMPLOYMENT OF MR. SHMUEL MELMAN AND RENEWAL OF THE
AGREEMENT

Background

Mr. Shmuel Melman is the founder of Crow Electronic Engineering Ltd. (the "Subsidiary") and serves as its Chief Executive Officer since its inception in 1982. Mr. Melman also serves as the Company's chief executive officer since December 28, 2003.

On January 5, 2012, shareholders of the Company approved the terms of employment of Mr. Melman by the Subsidiary under an employment agreement, as amended and a vehicle agreement (collectively, the "Agreement"). Whereas term of employment pursuant to the Agreement expired on April 3014, shareholders are being asked to approve the renewal of the Agreement for a further term of three (3) years, until April 30, 2017, as detailed in addendum no. 2 to the Agreement. Pursuant the Agreement, as amended, the Company shall pay Mr. Melman a monthly salary of NIS 123,000 (or approximately USD34,000). In addition, Mr. Melman will be entitled to a bonus equivalent to one percent (1%) calculated on the Subsidiary's Earnings Before Interest and Taxes (EBIT) based on the audited consolidated annual financial statements of the Subsidiary, provided such annual bonus shall not exceed the sum of NIS 250,000 (or approximately USD69,000) Mr. Melman shall be entitled to an annual leave as determined under law and extension orders applicable to the Subsidiary. Whereas Mr. Melman waived during the period between January 1, 1993 and April 30, 2004 his rights under law to receive severance pay, Mr. Melman is entitled under the Agreement to a payment equal to one month salary for each year worked during such period on the basis of last monthly salary prior to termination. The Subsidiary and Mr. Melman are entitled to terminate the Agreement at will by a six months prior written notice (Subsidiary is able to terminate forthwith upon the taking place of certain circumstances as described in the Agreement). Subsidiary shall pay for reasonable expenses (traveling, meals, etc.) under Subsidiary policy. In 2004 in lieu of providing a company car, Subsidiary participated in the purchase of a car of Mr. Melman. Subsidiary will bear all related company expenses (except for payments of fines). Once every three years Mr. Melman may replace the car and Subsidiary undertook to fund said purchase in an amount equivalent to BMW series 5 model 525 and the remaining shall be funded by Mr. Melman. Mr. Melman will return to the Subsidiary its part in the funding under the formula as detailed in the Agreement.

Shareholders are invited to review the Agreement and all addendums thereof at the Company's premises upon prior coordination.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the terms of employment of Mr. Shmuel Melman pursuant to the Agreement dated August 31, 2005 (effective as of May 1, 2004), as amended by addendum no. 1 dated November 15, 2011 and addendum no. 2 dated April 30, 2014 and approve renewal of the agreement for a term of three (3) years as of April 30, 2017 all pursuant to addendum no. 3 of the Agreement."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposed resolution; provided that: (a) a majority of the shares voted at the Meeting, which are not held by shareholders with personal interest in approving the proposed resolution, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL 5
APPROVAL OF THE TERMS OF EMPLOYMENT OF MRS. MONIQUE MELMAN-BENNOUN AND
RENEWAL OF THE AGREEMENT

Background

Mrs. Monique Bennoun-Melman has served as our director since July 2000 and has been the Subsidiary's director of marketing and sales since 1994 (excluding the period between 1997-1998).

On January 5, 2012, shareholders of the Company approved the terms of employment of Mrs. Melman-Bennoun by the Subsidiary under an employment agreement dated August 19, 2004, as amended by addendum no. 1, as of February 1, 2007, addendum no. 2, as of November 15, 2011 and addendum no. 3 dated June 14, 2014 (collectively, the "Agreement"). Shareholders are being asked to approve the terms of employment of Mrs. Monique Bennoun- Melman under the Agreement and to renew the term of the Agreement for an additional period of three (3) years commencing as of August 1, 2017, all pursuant to addendum no. 4 to the Agreement.

Under the Agreement, Mrs. Melman-Bennoun is entitled to a monthly salary of NIS 40,000 (or approximately USD11,100). In addition, subject to the conditions detailed in the Agreement, Mrs. Melman-Bennoun is entitled to an annual bonus at the rate of 0.75% of the sales turnover of the Subsidiary (solo) exceeding USD50 million ("Sales Threshold") and provided that that the aggregate sum of Mrs. Melman-Bennoun's annual salary and bonus (excluding certain items as detailed in the Agreement) as aforesaid shall not exceed NIS 950,000 per annum. The Audit Committee shall examine on an annual basis the appropriateness of the Sales Threshold commencing as of 2013 going forward. The agreement is terminable by either parties by a sixty (60) days prior written notice (Subsidiary is able to terminate forthwith upon the taking place of certain circumstances as described in the Agreement). Subsidiary is required to bear car expenses of Mrs. Melman-Bennoun's car as detailed in the Agreement. Pursuant to Addendum No. 4 to the Agreement, the monthly salary of Mrs. Melman-Bennoun will be NIS 45,000 (or approximately USD11,800) and the agreement will be extended for a term of three years commencing as of August 1, 2017.

Shareholders are invited to review the Agreement and addendums thereto at the Company's premises upon prior coordination.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the terms of employment of Mrs. Monique Melman-Bennoun pursuant to the Agreement dated December 19, 2004 (effective as of August 1, 2004), as amended by addendum no. 1 dated February 1, 2007, addendum no. 2 dated November 15, 2011 addendum no. 3 dated June 15, 2014 and Addendum No. 4 and renew the Agreement for an additional period of three (3) years commencing as of August 1, 2017."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposed resolution; provided that: (a) a majority of the shares voted at the Meeting, which are not held by shareholders with personal interest in approving the proposed resolution, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

PROPOSAL 6
APPROVAL OF EXTENSION OF CONSULTING SERVICES AGREEMENT WITH CMZY LLC

Background

On December 18, 2014, our shareholders approved the engagement of CMZY LLC, a company controlled by Mr. Avram J. Silver, one of our controlling shareholders (the "Consultant" and "Mr. Silver" respectively) to provide various consulting services to the Company's CEO (including business development, strategy planning, operations management including development, manufacturing and investors relations; collectively the "Services"). Such approval was made following the approval of our compensation committee and board in September, 2014. The Services are performed by Mr. Silver.

The Agreement is for a term of three (3) years commencing October 1, 2014 and ending September 30, 2017, unless terminated earlier by either parties by a six (6) months prior written notice. In addition, under special circumstances, we may terminate the Agreement immediately (such circumstances include, inter alia, breach by the Consultant that was not cured within 30 days' notice, liquidation, bankruptcy, conviction of felony, etc.).

Payment of the consideration under the Agreement is subject to the consent of Bank Hapoalim B.M.

Consultant undertook to furnish to the Company a detailed monthly report describing the Services performed in the prior month, which report shall be signed by the CEO of the Company, as a condition to payment of the consideration (the "Monthly Report"). Consultant undertook to dedicate at least 44 monthly hours ("Minimum Hours") to perform the Services and the consideration under the Agreement is adjusted on the basis of meeting the Minimum Hours as described below.

For performing the Services, Consultant shall be entitled to a monthly consideration of NIS 33,333 (approximately USD 9.200), adjusted on the basis of the actual hours worked by the Consultant and shown in the Monthly Report. In the event that in any given calendar month, Consultant dedicated less than the Minimum Hours, as shown in the Monthly Report, Consultant shall be entitled to a monthly consideration based on an hourly fee of NIS 750. However, each calendar quarter, the hours dedicated by the Consultant shall be examined so that an excess hours in any month within such quarter can be transferred and be added to any shortage of hours in another month within such calendar quarter in order to meet the Minimum Hours. Consultant's maximum entitlement to a consideration in any calendar quarter shall be NIS 100,000 (approximately, USD 27,000).   In addition, Consultant shall be entitled to reimbursement of flight and car rental expenses in connection with the Services performed which shall not exceed NIS 100,000 per year subject to preapproval of such expenses by the Company.

As the Agreement will expire on September 30, 2017 and the shareholders are being asked to approve the renewal of the Agreement for an additional term of three (3) years, expiring September 30, 2020. All other terms of the Agreement remain the same.

Shareholders are invited to review the Agreement and addendums thereto at the Company's premises upon prior coordination.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, to approve the renewal of the Consulting Services Agreement dated December 18, 2014 (effective as of October 1, 2014), by and between the Company and CMZY LLC, pursuant to Addendum No. 2 to the Agreement."

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of this proposed resolution; provided that: (a) a majority of the shares voted at the Meeting, which are not held by shareholders with personal interest in approving the proposed resolution, vote in favor of the proposed resolution (abstentions are not counted); or (b) the total number of shares referred to in (a) above which voted against the proposed resolution, does not exceed two percent (2%) of the aggregate voting rights in the Company.

Sincerely yours,

Crow Technologies 1977 Ltd.

Attachment A

CROW TECHNOLOGIES 1977 LTD.
AMENDED AND RESTATED COMPENSATION POLICY

1.	Preamble

1.1.
Legal Framework: The Israeli Companies Law, 5759-1999 (the "Companies Law") determined the obligations of the Company's Board of Directors (following the recommendation of the Company's Compensation Committee) to establish and adopt a Compensation Policy (the "Compensation Policy"). The terms of this Compensation Policy are and shall continue to be subject to the terms of the Companies Law and all regulations promulgated thereunder, as are in effect from time to time.

1.2.
Adoption of the Compensation Plan: This Compensation Policy has been initially approved by the Board of Directors (the "Board") of Crow Technologies 1977 Ltd. (the "Company") on February 11, 2014, following the approval and recommendation of the Company's Compensation Committee (the "Committee"). The Compensation Policy was approved by the Company's General Meeting of Shareholders (the "General Meeting") on April 3, 2014.[1].

1.3.
Applicability of the Compensation Policy: The Compensation Policy shall apply, as of the date it enters into effect (the "Adoption Date"), to the Company's Office Holder[2] (as defined in the Companies Law) (collectively the "Officer" or the "Officers"). For the avoidance of doubt, the Compensation Policy shall not apply to the terms of employment of Office Holders in the Company's subsidiaries outside Israel.

This Compensation Policy will apply to any compensation determined after its effective date and will not, and is not intended to apply to or deemed to amend employment and compensation terms of Officers existing prior to such date. The adoption of this Compensation Policy will not grant any of the Company's Officers a right to receive any elements of compensation set forth in this Compensation Policy. The elements of compensation to which an Officer will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law and the regulations promulgated thereunder.

1.4.
Term of the Compensation Plan: This Compensation Policy shall be in effect until such time as revised by the Board of Directors acting on the recommendations of the Committee, from time to time, provided however that the Compensation Policy shall be re-approved by the relevant corporate organs as may be required by the Companies Law.

1.5.
Applicable Laws: The provisions and implementation of this Compensation Policy are subject to the Company's Articles of Association and any applicable law in any territory in which the Company operates and affects the provisions of this Compensation Policy. This Compensation Policy is based on the principles that will enable a proper balance between the desire to reward and compensate Officers for their achievements and the need to ensure that the structure of such compensation is consistent with the best interests and long term strategy of the Company. This Compensation Policy constitutes the Company's Officers Compensation Policy as defined in section 267a(a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012 and shall govern and set the guidelines for the compensation plans for all Officers of the Company.

1.6.
Nothing in this Compensation Policy shall prevent the Committee, the Board of Directors or the General Meeting, as applicable, from adopting a resolution regarding compensation of an Officer that is not in accordance with this Compensation Policy provided such resolution is approved by the required corporate bodies as set out in the Companies Law.

2.	THE COMPENSATION POLICY

2.1.	Principles of the Compensation Policy: The Compensation Policy aims to achieve the following goals:

2.1.1.	Promoting the Company's long term goals, objectives, business plan, financial status, nature of business and shareholder value;

2.1.2.	Creating appropriate incentives for the Officers while taking into account the risks accompanying the Company's operations;

2.1.3.	Providing Officers with compensation in light of the size of the Company and its line of business;

2.1.4.	Creating appropriate incentives to the Officers which will lead to the achievement of the Company's goals and maximization of its profits;

2.1.5.	Establishing a balance between various compensation components including long term and short term incentives as well as between fixed and variable compensation;

1 However, in the event that the General Meeting does not approve this Compensation Policy, the Companies Law provides that it may still be approved and adopted by the Compensation Committee and the Board.
2 an "Office Holder" as this term is defined in the Companies Law from time to time. As of the adoption date of this Policy - general manager (CEO), chief business manager, deputy general manager, vice general manager, any person performing such a function in the Company even if under a different title, and a director, or a manager directly subordinate to the general manager.

2.2.	Factors affecting the compensation of each Officer:

The specific compensation of each Officer will be reviewed and determined while considering, inter alia, the following parameters:

2.2.1.	The Officer's education, qualifications, professional experience, expertise and achievements, both prior to and during his engagement with the Company;

2.2.2.	The Officer's position and area of responsibility;

2.2.3.	Past compensation agreements, whether with or outside the Company;

2.2.4.	The need for the Company to retain an Officer with special qualifications, knowledge and experience;

2.2.5.	The conditions of service and employment which are offered to the Officer in the country in which he/she is active;

2.2.6.	Performance of the Officer relative to established goals;

2.2.7.	The unique nature of the industry in which the Company operates; and

2.2.8.	Past experience that the Company has concerning compensation to its officers.

2.2.9.	As to Severance Grant – the length of the term of office or period of employment, the terms of employment during such period, the Officer's contribution;

2.3.
Timing for approval of Officer Compensation: As a general rule, the compensation of a new Officer of the Company shall be determined in accordance with this Compensation Policy prior to the commencement of each Officer's employment with the Company. Any exception to this rule shall be subject to the approval of the Committee and the Board.

2.4.
Revision to Officer Compensation: The applicable organs of the Company may, from time to time, revise the compensation of an Officer of the Company in accordance with the terms of this Compensation Policy. Non Material Changes in existing terms of engagement of an Officer, as well as non-material discretionary grants of Variable Compensation which comply with the Compensation Policy, may be approved solely by the Chief Executive Officer, as set forth in the Companies Law. For the purposes of this Compensation Policy, the term "Non Material Change" shall mean an increase of up to 5% in existing terms of employment or engagement approved by the Company.

3.	COMPONENTS OF OFFICER COMPENSATION

The compensation of an Officer may include any of the following components:

3.1.	Fixed Cash Compensation and additional related benefits:

3.1.1.
The fixed cash compensation component shall be an absolute number and may be linked to any index or currency (the "Fixed Cash Compensation Component"). The Fixed Cash Compensation Component shall be determined by the applicable organs of the Company after review of the relevant parameters detailed in Article 2 above.

3.1.2.	The Committee and the Board may, from time to time, update the Fixed Cash Compensation Component of an Officer in accordance with the terms of this Compensation Policy and applicable law.

3.1.3.
An Officer may be entitled to various additional related benefits, which are customary to officers in similar positions and as required under the applicable laws, such as life insurance, pension fund (or other type of pension scheme), disability insurance, social benefits, recuperation payment, training fund, sick leave, car allowance and/or travel and/or company car, mobile phone and related expenses (as well as grossing up the relevant tax according to the instructions of the Income Tax Authority), vacation, travel expenses, subscription to relevant literature, communication equipment and related expenses, etc.

3.1.4.
We expect the Company to conduct a periodic market comparison analysis of a proposed base salary to office holders in similar positions in peer group companies (i.e between 10-20 companies that meet as many as possible the following criteria: active in the same field as the Company, Israeli public companies with similar number of workforce and who's market value or level of sales is similar to the Company), and in certain circumstances, we may allow the total compensation to exceed the median when appropriate due to individual experience, responsibilities, contribution and exceeding performance parameters.

3.1.5.
Sign-on Bonus. In order to recruit highly qualified employees, the Company's Organs may grant an Office Holder a sign-on bonus, as an incentive to join the Company. The sign-on bonus shall be granted if the Compensation Committee and the Board will deem that in the specific circumstances there is a special need to grant the sign-on bonus in order to recruit the specific Office Holder. The amount of the sign-on bonus shall be determined while considering, among others, the market conditions, denied compensation from previous employer due to joining the Company, the specific circumstances involved in hiring of such Office Holder as well as applicable considerations under Section 2.2 above. In the event that the Office Holder terminates employment with the Company within a period of twenty-four (24) months of joining, the Office Holder may be required to return such sign-on bonus to the Company.

3.2.	Variable cash compensation component:

3.2.1.
The variable cash compensation components may include an annual bonus, an objective target bonus, sales commission or other similar bonuses as applicable to each Officer (the "Variable Cash Compensation Component").

3.2.2.
The Variable Cash Compensation Component of the Officers shall be mostly based (at least 70%) on the Company's Key Performance Indicators (the "KPIs"), which shall be determined annually by the applicable organs of the Company. The Company's KPIs shall be mostly based on quantifiable and measurable criteria. Examples of criteria which may serve as relevant KPIs for the Company are:

(i) Various financial parameters of the Company, such as revenues, EBITDA, net profit before tax, etc.;
(ii) Launch of new products and technologies;
(iii) Execution of strategic agreements with partners or investors;
(iv) Customer satisfaction; and
(v) Reduction in the Company's expenses.

In order to avoid distortions resulting from the recognition of an income or expense resulting from one-time events of the Company (for example, material decrease in sales in case of a loss of a material customer or in case of overall market and regulatory conditions that may have an adverse effect on sales), an adjustment will be made (upward or downward) in the calculation of net profit and/or operating profit and/or sales revenues of the Company for the purposes of the a Variable Cash Compensation, subject to approval by the Compensation Committee and Board and in accordance with the specific circumstances of the case.

3.2.3.
The remainder of the Variable Cash Compensation for Officers (up to 30%) may be based on personal criteria which shall be determined by the CEO of the Company (except with respect to the CEO, in which case the criteria will be determined by the Board). Such personal criteria shall also be mostly based on quantifiable and measurable criteria.

      KPI's and personal criteria may also be based on qualitative criteria. Examples of such qualitative criteria can include:

(i) Changes in the area of responsibility of the Officer during the past year;
(ii) Ability of the Officer to engage and retain key talent in the Company;
(iii) The contribution of the Officer to the business of the Company and his cooperation with the remaining members of management to attain the Company's goals;
(iv) The satisfaction of the Company's CEO and the Board with the performance of the Officer (except with respect to the CEO, in which case such satisfaction shall be determined by the Board).

The compliance of an Officer with the criteria set forth for such Officer shall be determined by the Committee and the Board based on the recommendations of the Company's CEO (except with respect to the CEO), which shall detail the reasons for his recommendations.

3.2.4.	The Variable Cash Compensation Component of the Company shall be capped by the following amounts:

(i)	For the Company's CEO, up to 50% of the annual Fixed Cash Compensation Component of the CEO;

(ii)	For officers engaged in marketing and sales – up to 250% of the annual Fixed Cash Compensation Component of the officer.

(iii)          With respect to other Officers, up to 25% of the annual Fixed Cash Compensation Component of such Officer;

3.2.5.
Notwithstanding the above, the Committee and the Board may determine, from time to time, for reasons which shall be detailed in writing, that a certain Officer of the Company shall be entitled to a special bonus as a result of a special contribution of the Officer to the success of the Company (the "Special Bonus"). Such special bonus shall be in excess of the amounts detailed above, and shall be limited to 150% of the annual Fixed Cash Compensation Component.

3.3.
Notice Period: The notice period of an Officer shall not exceed six (6) months (the "Notice Period"). During the Notice Period the Company shall have the right, but not the obligation, to demand that the Officer shall continue to provide the Company with services until a suitable replacement is found.

3.4.
Transition period; Severance Grant – an Officer may receive a severance grant and/or base salary and benefits, taking into account the period of service or employment of the Officer, his/her service and employment conditions in the course of such period, Company's performance during such period, the contribution of the Officer to the achievement of the Company's targets and profits and the circumstances of the termination of employment and taking into account the following criteria of employment: up to five (5) years of employment – up to six (6) months of base salary and benefits; more than five (5) years of employment – up to twelve (12) months of base salary and benefits.

In the event that the Company shall elect to grant Severance grant, such grant shall also be conditional that termination of his/her employment was not due to any circumstances that may entitle the Company to deprive the employee of severance payments.

3.5.
Termination Grant upon Change of Control – an Office Holder may be entitled to a one-time payment of up to one (1) annual base salary, upon involuntary termination of the Office Holder's employment with the Company, or a material demotion of the Office Holder's position in the Company and/or in his terms of employment, during a 24-month period following the occurrence of a change in control of the Company (as such term is defined either by law, the relevant organs of the Company or the employment agreement of the Office Holder). The entitlement to such payment may be determined in the Office Holder's employment agreement (or any amendment thereof). Such arrangement enables retention and certainty for Office Holders to support potential transactions that may be beneficial to shareholders of the Company.

3.6.
Insurance and Indemnification: The Officers (including any officer that in his capacity is required by the Company to act as an officer in any subsidiary or held entity as shall be determined by the Company from time to time) shall be entitled to enjoy an insurance, exculpation and indemnification as customary in the Company and as detailed in the Company's Articles of Association and as may be approved from time to time by the organs of the Company under the applicable laws. Subject to the Companies Law and the Israeli Companies Law Regulations (Relief Regarding Transaction with Interested Parties), 2000 (the "Companies Regulations"), the acquisition, extension, renewal or replacement of a directors and officers liability insurance (the "Policy") may be approved solely by the Committee provided that The terms of the Policy covering directors and officers, including those deemed "controlling shareholders" shall be at an annual premium of up to $30,000 for liability coverage of up to $10,000,000 (per claim or in the aggregate) and policyholder participation which shall not exceed USD 100,000 for claims regarding securities in the US and USD 75,000 for other claims in US/CANADA and USD 35,000 for other claims elsewhere.

3.7.	Director Compensation:

3.7.1.	Compensation of the Chairman of the Board shall be limited to an amount to be determined by the relevant organs of the Company.

3.7.2.	Compensation of all other directors for their service as such shall be limited to the compensation paid to the statutory external directors.

3.7.3.
The Compensation of the Company's statutory external directors is regulated under Regulations promulgated under the Companies Law, which set minimum and maximum amounts and other rules regarding compensation that may be paid to statutory external directors.

3.7.4.
All Directors and Officers will be covered by the Company's D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law. In addition, the Company, may exempt and release each director and officer from any and all liability to the Company and indemnifies its directors and officers, in each case up to the maximum extent permitted by law.

3.8.	Internal Compensation Ratio:

in the process of composing and reviewing this Policy, the Committee and the Board have examined the ratios between overall compensation of the Officers and the average and median salary of the other employees of the Company and have determined that the ratios do not adversely impact labor relations within the Company primarily in view of the Company's field of business and required mixture of manpower and their relative responsibilities.

3.9.	Compensation recovery (Claw-back)

In the event of an accounting restatement, the Company shall be entitled to recover from any current Officer bonus compensation paid, in the amount of the excess over what would have been paid under the accounting restatement, with a 36 month (three-year) look-back from the date of the restatement. The compensation recovery will not apply to former Officers of the Company. The Company will only seek reimbursement from the Officer to the extent such Officer would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required because of changes in the applicable financial reporting standards.

Attachment B

Dear _____________ Date: ___________

INDEMNITY AND EXEMPTION UNDERTAKING

In this Undertaking the following expressions shall have the meaning assigned to them:

"Company"	Crow Technologies 1977 Ltd. and/or Crow Electronic Engineering Ltd., as the case may be.

"Companies Law"	The Companies Law 1999 and any law amending or replacing the same, as may be in force from time to time.

"Securities Law"	The Securities Law 1968 and any law amending or replacing the same, as may be in force from time to time.

"Office Holder"
Any person who officiates after the effective date of this undertaking as an office holder as such expression is defined in section 1 of the Companies Law and or any SEC law or regulations, including an office holder who officiates on behalf of the Company in another company where his appointment as a director or officer such other company results from the Company's holdings in such company (hereinafter "Office Holder in The Other Company").

"D&O Insurance Policy" or "Policy"
An insurance policy purchased or that may be purchased by the Company from an insurer (hereinafter the "Insurer") whether by way of a single policy or by way of more than one policy to insure Officers and Directors.

"Dollar"	An amount in NIS calculated in accordance with the representative rate of the US Dollar as may be published by The Bank of Israel at the relevant time.

WHEREAS	The Company owns a D&O Insurance Policy;

AND WHEREAS	The coverage, the financial amount or the terms of the D&O Insurance Policy may not fully secure the Office Holders in respect of a Claim (if and to the extent filed) against the Office Holders;

AND WHEREAS
The Company is desirous of granting to the Office Holders an independent Indemnity and Exemption Undertaking, in addition to the D&O Insurance Policy, provided that the amount of indemnification will be limited to The Maximum Indemnity Amount (as defined in section 3.1 below) for all Office Holders;

AND WHEREAS
This Undertaking serves to enhance the entitlement of the Office Holders to indemnity and not to diminish the entitlement and therefore this Undertaking should be construed in the widest manner subject to the limitations of law.

THEREFORE, by virtue of approval by a resolution of the organs of the Company (namely, the compensation committee, board of directors and the General Meeting), the Company hereby undertakes in accordance with the provisions of the Companies Law and the Securities Law and in accordance with the articles of association of the Company without derogating from the Company's right to indemnify you retroactively pursuant to its Articles of Association to grant to the Office Holders of the Company, with no right to renege indemnity and exemption from liability as detailed in this Undertaking.

1.	Exemption from Liability

The Company exempts each Office Holder in advance from all liability in respect of damage to the Company caused or that may be caused by any Office Holder as a result of a breach of the duty of care of the Office Holder towards the Company in his capacity as an Office Holder, excluding unlawful distribution.

2.	Undertaking for Indemnity
Subject to the conditions detailed in this Undertaking and to the provisions of the Companies Law –

2.1
The Company hereby irrevocably undertakes to indemnify every Office Holder in respect of all liability as specified below, that may be imposed upon him as a result of acts that he carried out or may carry out in his capacity as an Office Holder of the Company or as an Office Holder in The Other Company (including acts carried out prior to the date of this Undertaking) as follows:

2.1.1
A financial liability which is imposed on the Office Holder or incurred by an Office Holder in favor of a third party in accordance with a judgment (including a judgment which was given by way of a settlement or through arbitration) approved by the court, as long as: (i) the maximum amount of the indemnification shall not exceed the amount specified in Section 3.1 below; and (ii) that such financial liability is directly or indirectly connected to one or more of the Indemnification Events or any part of them or to anything pertaining to them, as set forth in The Addendum to this Undertaking;

2.1.2
Reasonable litigation expenses, including legal fees, incurred as a consequence of an investigation or proceedings carried out against the Office Holder by an authorized body and which concluded without the filing of an indictment against the Office Holder and without imposing any financial liability on the Office Holder as an alternative to criminal proceedings, or which ended without the filing of an indictment against the Office Holder but with the imposition of financial liability as an alternative to criminal proceedings, in an offense where criminal intent is not required or in connection with a financial sanction;[3]

2.1.3
Reasonable litigation expenses, including legal fees, incurred by the Office Holder or which the court imposes upon the Office Holder, in proceedings filed against the Office Holder by the Company or on its behalf or by another person or in a criminal indictment from which the Office Holder will be acquitted or a criminal indictment in which the Office Holder will be convicted in an offence, where criminal intent is not required;

2.1.4
 expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against the Office Holder in relation to: (i) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law; (ii) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law; or (iii) administrative infringements pursuant to the provisions of Chapter I'1 under the Securities Law;

2.15	Payments made by the Office Holder to an injured party pursuant to an infringement under Section 52ND(a)(1)(a) of the Securities Law, including indemnification in advance.
2.1.6 2.1.7
Expenses incurred in connection with a Procedure ("Halich"), as defined in Section 56.8(a)(1) of the Securities Law (a "Procedure") in connection with the Office Holder's affairs including, without limitation, reasonable litigation expenses, including legal fees, including by indemnification in advance.

Any other liability or expense, indemnifiable under any applicable law;

3.	Amount of Indemnity

3.1
The amount of the indemnity that the Company may be liable to pay to all Office Holders in the Company and Office Holders in The Other Company, in the aggregate, in accordance with this present Undertaking (hereinafter "The Maximum Indemnity Amounts") shall not exceed 25% of the Company's equity, according to the recent audited consolidated financial statements of the Company as of the time of the indemnification payment:

3.2
If and to the extent that the total amounts of indemnity that the Company may be demanded to pay shall exceed the Maximum Indemnity Amount (as it was at such time), the Maximum Indemnity Amount or the balance thereof, as the case may be, shall be divided between the Office Holders that are entitled to indemnity in such manner that the amount of indemnity that each Office Holder will actually receive shall be calculated in accordance with the ratio between (i) the amount of indemnity due to each of the Office Holders in respect of the liabilities or the expenses that each Office Holder is liable to bear as a result of the legal proceeding, and (ii) the aggregate amount of indemnity due to all such Office Holders entitled to indemnity hereunder.

3 In this section "completion of proceedings without the filing of an indictment in a matter in which a criminal investigation was instigated" and "a financial liability as an alternative to criminal proceedings" – is pursuant to the definitions given in Section 260(a)(1a) of the Companies Law, as amended from time to time.

3.3	In the event that an Office Holder shall receive indemnity or shall be entitled to receive indemnity from the Insurer of the D&O Insurance Policy in respect of the event that is the subject of the indemnity, the indemnity will be awarded in respect of the difference between (i) the amount of the monetary liability imposed upon the Office Holder or the legal costs expended by or imposed upon the Office Holder, as in section 2 above, and (ii) the amount received from the Insurer in respect of such matter, provided that the amount of the indemnity for which the Company will be liable in accordance with this Undertaking shall not exceed the Maximum Indemnity Amount.

3.4
The Office Holder will return to the Company any amount that may be received by him pursuant to this Undertaking, which is based on data or financial results that will later on be found to be erroneous and will be restated in the Company's financial statements, as will be implemented by the Board of Directors of the Company as part of the compensation policy of the Company in effect.

4.	Handling of Claim
In any event in respect of which an Office Holder may be entitled to indemnity as aforesaid, the Office Holder and the Company will act as follows:

4.1
The Office Holder shall notify the Company in writing as to any legal proceeding instituted against him and as to any apprehension or threat that a legal proceeding may be instituted against him and as to any circumstances that come to his attention that may cause the institution of legal proceedings against him (hereinafter a "Proceeding"), as soon as possible after he shall become aware of such Proceeding, and he shall without delay furnish the Company or whomever shall be determined by the Company, with a copy of every document that may be served upon him in connection with such Proceeding.

4.2
The Office Holder shall cooperate fully with the Company and with whomever the Company may determine, including with the Insurer of the D&O Insurance Policy, and shall furnish all information that may be required in connection with the Claim and shall observe all the other provisions of the Policy in connection with defense against the Claim.

4.3
The Company shall be entitled to take upon itself the handling of the legal defense of the Office Holder against the Proceeding and to entrust the defense to an attorney to be chosen by the Company in its discretion (hereinafter the "Company's Attorney") taking into consideration the obligations of the Company in accordance with the D&O Insurance Policy and the possibility of the appointment of attorneys on behalf of the Insurer.

4.4
Notwithstanding the aforesaid in section 4.3 above, the Office Holder may object to his representation by the Company's Attorney on reasonable grounds or in circumstances in which, in the opinion of the Office Holder or in the opinion of the Company's Attorney, there is a conflict of interest between the defense of the Office Holder and the defense of the Company.

4.5
If within fourteen days of the receipt of a notice as in section 4.1 above, the Company (or the Insurer) has not taken upon itself the handling of the defense of the Office Holder against the Proceeding or if the Office Holder or the Company's Attorney object to the representation of the Office Holder by the Company's Attorney in circumstances as in section 4.4 above, the Office Holder may, after giving to the Company suitable notice, entrust the defense to an attorney of his own choice (hereinafter "The Other Attorney") provided that the amount of fees to be paid to the Other Attorney is subject to approval as reasonable, by the Audit Committee of the Company. The Office Holder will be given an opportunity to appear and raise his contentions before the Audit Committee. The Audit Committee shall give a reasoned decision. If the entire amount of the fee requested is not approved and the Office Holder decides not to forego the services of the Other Attorney, the Office Holder shall be entitled, if he shall so desire, to receive from the Company the reasonable amount of fee that was approved and the balance shall be paid by the Office Holder at his own account.

4.6
Notwithstanding sections 4.4 and 4.5 above, if the D&O Insurance Policy applies to the matter, the Company will act in accordance with the provisions of the Policy in all matters connected with differences of opinion with the Insurer relating to the identity of the representing attorney in accordance with the provisions of the policy, and the provisions of the policy will take precedence on this matter over any agreement between the Office Holder and between the Company. Subject to the aforesaid, the Company will make a reasonable effort to honor the wishes of the Office Holder within the limits of the Policy.

4.7
If the Company decides to take upon itself the conduct of the defense against the Proceeding and the Office Holder does not object in circumstances as in section 4.4 above, the Office Holder, at the request of the Company, will sign a power of attorney authorizing the Company as well as the Company's Attorney, to handle the defense of the Office Holder against the Proceeding and to represent the Office Holder in all matters connected with such defense, and the Company and the Company's Attorney may handle such defense (with reports to the Office Holder and in consultation with the Office Holder and his legal advisers) and may finalize the Proceeding as they may deem fit subject to the provisions of section 4.13 below.

4.8
If the Company decides to take upon itself the conduct of the defense against the Proceeding and the Office Holder does not object as set forth in section 4.4 above, the Company shall bear all the costs and payments involved, in such manner that the Office Holder will not be demanded to pay or finance the same by himself, and the Company will not be liable to the Office Holder under this Undertaking in respect of legal costs including attorneys' fees, spent by the Office Holder in defense against the Proceeding.

4.9
If the Company shall pay any amount to the Office Holder by virtue of the Undertaking, whether by way of advance payment or otherwise, and it subsequently transpires that the Office Holder is bound to repay such amount, in whole or in part, because he was not entitled to indemnity in view of the provisions of section 263 of the Companies Law or because of the provisions of any other law, such amount shall be refunded by the Office Holder in Dollar value plus interest at the usual rate in First International Bank of Israel Ltd. on dollar loans, from the date of receipt of the amount until the repayment thereof.

4.10
If the Company shall pay any amount to or on behalf of the Office Holder by virtue of this Undertaking, and subsequently the liability in respect of which the amount was paid is annulled or the amount thereof is reduced for any reason, the Office Holder shall assign to the Company all his rights to restitution of the amount from the plaintiff in the Proceeding, and the Office Holder shall do everything necessary to ensure that such assignment is valid and enforceable by the Company, and once the Office Holder does so, he will be exempt from the repayment of the amount the right of restitution of which has been assigned. If the Office Holder does not make such assignment, the Office Holder will be liable to repay the amount, in whole or in part, as the case may be, in Dollar value plus interest at the usual rate in First International Bank of Israel Ltd. on dollar loans, from the date of receipt of the amount until the repayment thereof.

4.11
If the Company's Attorney represents in the Proceeding both the Company and the Office Holder, and it subsequently transpires that the Office Holder was not entitled to indemnity in view of the provisions of section 263 of The Companies Law or because of the provisions of any other law, and a difference of opinion arises with regard to the liability of the Office Holder to repay the legal costs or with regard to the amount for repayment, the dispute will be referred to the decision of an arbitrator agreed upon between the parties. The Company shall bear the costs of the arbitration including attorneys' fees unless the arbitrator determines in his decision that the Office Holder exploited the arbitration proceedings with a lack of bona fides. The arbitrator shall be appointed by the procedure detailed in section 4.12 below.

4.12
The Office Holder shall not give his consent to a settlement or to the referral of the Proceeding to decision by arbitration without the prior written consent of the Company, and to the extent that consent of the Insurer is required, without the prior written consent of the Insurer of the D&O Insurance Policy. The Company will not agree to a settlement unless the settlement agreement does not expose the Company or the Office Holders to additional Claims on the part of the plaintiff or plaintiffs and that the Agreement contains no admission or recognition of liability of the Office Holder for the causes of action that are the subject of the Proceeding. The Company will bring the details of the settlement agreement to the attention of the Office Holder. In the event of a difference of opinion between the Company and between an Office Holder or Office Holders as to whether the settlement agreement satisfies the provisions of this section, the dispute will be referred for expeditious decision by an arbitrator appointed upon request either by the Company or by the Office Holder. The arbitrator shall be appointed within 7 days of the request by one of the parties for the referral of the dispute to decision by an arbitrator, and if no agreement is reached as to the identity of the arbitrator, the arbitrator will be appointed by the Chairman of the Israel Bar Association. The Company shall bear the costs of the arbitration including attorneys' fees.

4.13
Neither the Company nor the Company's Attorney shall agree to a settlement in excess of the amount of indemnity to which the Office Holder is entitled, without the prior written consent of the Office Holder, and to the extent that consent of the Insurer is required, without the prior consent of the Insurer as well.

5.	Validity of the Undertaking

5.1
The Undertaking shall be valid both in respect of proceedings instituted against the Office Holder in the course of his employment or office in the Company and also in respect of proceedings that may be instituted against him, including his estate, after the termination of his employment or office in the Company, provided that such proceedings relate to acts that were carried out by the Office Holder after his appointment as an Office Holder in the course of or in his capacity as an Office Holder of the Company, or as a result thereof. The Undertaking will also be available for the estate of the Office Holder, his heirs and legal substitutes, otherwise an Office Holder may not assign his rights and obligations under this Undertaking to any third party.

5.2
The Company will only be required to pay by virtue of this Undertaking, amounts in excess of money actually paid to or for or instead of the Office Holder by any insurance purchased by the Company or by a company controlled by the Company or an affiliated corporation (if the Office Holder officiates therein as an Office Holder at the request of the Company) or any indemnity undertaking of a company controlled by the Company or an affiliated corporation or any entity other than the Company.

5.3
This Undertaking shall in no way limit or prevent the Company from granting to the Office Holder an additional special indemnity or indemnities provided that the same will in no way derogate from or prejudice the indemnity undertakings that are the subject of this Undertaking.

5.4
This Undertaking shall in no way limit or prevent the Company from increasing the Maximum Indemnity Amount in respect of events that are the subject of the indemnity, whether in view of a decrease in the amount insured pursuant to the D&O Insurance Policy, or in view of the inability of the Company to obtain D&O insurance to cover events that are the subject of the indemnity on reasonable terms, or for any other reason, provided that the resolution in respect thereof is adopted in the manner determined in The Companies Law.

5.5
The undertakings of the Company pursuant to this Undertaking shall, to the extent permitted by law, be construed widely so that they may be carried out in a manner that will achieve their intended purpose. In the event of a contradiction between any provision of this Undertaking and between a provision of law that may not be excepted, altered or added to, such provision of law shall take precedence, but the aforesaid shall not prejudice or derogate from the validity of the other provisions of this Undertaking.

5.6
For the removal of doubt it is hereby determined that this Undertaking does not constitute an agreement in favor of a third party and may not be the subject of assignment nor will any insurer have the right to require the participation of the Company in a payment by which the insurer is obligated in accordance with an insurance agreement drawn up with it, with the exception of the contribution (deductible) stated in such D&O Insurance policy.

5.7
If in order to give validity to any of the aforesaid undertakings, any act, resolution, approval or any additional or other process may be required, the Company undertakes to cause the same to be effected or adopted, as the case may be, in a manner that will enable the Company to perform all of its undertakings as aforesaid.

6.
The indemnity undertaking in favor of an Office Holder in the Company in accordance with this Undertaking shall apply also to an Office Holder in The Other Company, subject to the changes required by the context, in respect of events and acts carried out in the frame of his office or employment in The Other Company.

7
This Undertaking shall be exclusively governed by and construed, interpreted and enforced in accordance with the laws of the State of Israel. The competent court in Tel Aviv, Israel shall have sole and exclusive jurisdiction regarding any dispute or claim arising hereunder.

8.	Exceptions

This Undertaking will not grant indemnification to any of the following:

(1)	breach of the duty of loyalty to the Company, unless the Office Holder acted in good faith and had reasonable cause to assume that the act would not prejudice the interests of the Company;

(2)	breach of a duty of care committed intentionally or recklessly (pzizut) unless it was carried out negligently;

(3)	act done with intent to make unlawful personal profit;

(4)	a fine, a civil fine ("knass ezrahi"), a financial sanction ("itzum caspi") or penalty ("kofer") imposed upon the Office Holder, which cannot by law be indemnified for by the Company;

(5)
a proceeding instituted against the Office Holder pursuant to the provisions of Chapters H'3, H'4 or I'1 under the Securities Law ,except as permitted hereunder and in accordance with Section 56H(b) Securities Law which cannot by law be indemnified for by the Company.

Notices

All notices, requests, demands and other communications under this Undertaking shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communications between the Company and the Office Holder and receipted for by the party addressee, on the date of actual receipt thereof; or (ii) if mailed by certified or registered mail with postage prepaid, on the seventh (7th) business day after the date postmarked.

Respectfully,

________________________

Crow Technologies 1977 Ltd.

I accept the terms and conditions of the above and undertake to comply therewith.

________________________
Name of Office Holder
Date:

Addendum to Undertaking

Types of Events

(1)
The issuance of securities including, but not limited to, the offering of securities to the public in Israel or abroad according to a prospectus, a private offering, the issuance of bonus shares or any other manner of securities offering;

(2)
A "Transaction" as defined according to Article 1 of the Companies Law, including the negotiation for, the signing and the performance of a transaction, transfer, sale, purchase or pledge of assets or liabilities (including securities), or the receiving of any right in any one of the above, receiving credit, granting securities and any action connected directly or indirectly with such a Transaction;

(3)
Any filing or announcement required by the Companies Law and/or securities laws and/or according to rules and/or regulations adopted by any stock exchange on which our securities are traded or a quotation system where the securities of the Company are quoted;

(4)
a change in our structure or a reorganization or any decision pertaining to these issues including, but not limited to, a merger, a de-merger, a settlement between us and our shareholders and/or creditors, a change in our capital, the establishment of subsidiaries and their liquidation or sale, an allotment or distribution;

(5)
An announcement, a statement, including a position taken, or an opinion made in good faith by an officer in the course of his duties and in conjunction with his duties, including during a meeting of our board of directors or one of the committees of the board of directors;

(6)	An action taken in contradiction to articles of association of the Company;

(7)
Actions taken pursuant to or in accordance with the decisions of the board of directors or general meeting of the Company, subsidiaries and/or its affiliates thereof, whether such policies and procedures are published or not.

(8)	actions taken pursuant to or in accordance with the policies and procedures of the Company, subsidiaries and/or affiliates thereof, whether such policies and procedures are published or not.

(9)
Any action or decision in relation to employer-employee relations, including the negotiation for, signing and performance of individual or collective employment agreements and other employees benefits;

(10)
Any action, decision or omission relating to issues of intellectual property, safety, tax, anti-trust, accounting, financing and product liability including but not limited to the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company's products infringe on the intellectual property rights or constitute a misappropriation of any third part's intellectual property rights or trade secrets;

(11)
Any claim or requirement in connection with an action or an omission which has led to a failure to commit in the appropriate insurance arrangements and also any matter in connection with negotiations, commitment with insurance and the operations of insurance policies and/or inadequate safety measures and/or a malpractice of risk management.

(12)	Actions in connection with the management of the Company's, its subsidiaries and/or affiliates' affairs, in the ordinary course of business.

(13)	Any action, decision or omission concerning privacy or civil rights, libel and slander;

(14)	Any act, decision or omission concerning any incentive plan to employees, office holders and consultants;

(15)	Any of the above events in any jurisdiction and pursuant to the office holder's position in an affiliated corporation or in a corporation controlled by us.

(16)	Events that have influenced or were liable to influence the profitability of the Company or its property or its rights and liabilities.
(17)
Any claim or requirement concerning non-discovery or a failure to provide any kind of information at the time required according to the relevant law or in connection with a misleading or defective discovery of information to third parties, including income tax, value added tax, national insurance, local authorities, holders of securities of the Company and any other governmental or institutional organization whether in Israel or abroad, including in all matters pertaining to the issuing, allotment, distribution, purchase, holdings or linkage to the securities of the Company or any activity or any other investment activity, involving or which is influenced by the securities of the Company.

(18)
Matters connected with investments of the Company and/or subsidiaries and/or affiliates thereof in other entities, including transactions entered and actions taken by the Office Holder in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made.

(19)
Any claim or requirement in connection with public relations and/or investor relations efforts of the Company, or of its subsidiaries or affiliates including  the giving of information, representations, opinions, financial statements, reports or notices to any competent authority (including the Registrar of Companies or the Securities Authority) in accordance with any law, including but without prejudice to the foregoing, the Companies Law and the Securities Law, including regulations enacted pursuant to these or according to the provisions of the relevant tax applying to the Company.

(20)	Any claim or requirement in connection with actions pertaining to the lodging of proposals for tenders, concessions or licenses of any kind and type whatsoever.

(21)	Actions within the framework of the legal proceedings of the Company or against it in Israel or abroad.

(22)
Any claim or requirement in connection with any action or resolution in matters pertaining, directly or indirectly, to safety at work, environmental matters or provisions of the law, procedures or standards, according to their application either in Israel or outside of Israel in connection with safety at work or environmental matters, inter alia, pertaining to contamination, protection of health, manufacturing processes, distribution, usage, handling, storage and delivery of certain materials or products including corporal damage, property damage and environmental damage.

(23)	Any claim or requirement filed by a customer, supplier, contractor or other third party, with any type of business relationship with the Company.

(24)
Any claim or requirement filed by purchasers, proprietors, lessees or other holders of assets or products of the Company or individuals engaging in the aforementioned products, concerning damages or losses pertaining to the aforementioned assets or products.

(25)
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property including the loss of utility thereof through any act or omission attributed to the Company, it's subsidiaries, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

(26)	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company's, its subsidiaries' and/or affiliates' business.

(27)
Actions in connection with laws or any other governmental regulations or orders requiring the Company, its subsidiaries and/or affiliates to obtain and/or maintain regulatory and governmental license, permits and authorizations in any jurisdiction.

(28)
Any acts in regard of invasion of privacy, participation and/or non-participation at board or any committee meetings and/or voting and/or abstention from voting at board or committee meetings, approval of corporate actions.

(29)
Claims in connection with the preparation, approval or providing of any annual, quarterly or semi-annual financial statements, profit and loss statements, balance sheets and similar financial information or forecasts.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CROW TECHNOLOGIES 1977 LTD.

June 29, 2017

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
The following terms as used in this Proxy Card have the meaning under the Companies Law as follows:	1.	To approve the revised compensation policy for directors and office holders, more fully described in the proxy statement.	☐	☐	☐
			YES	NO
"Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, which may derive either from the shareholder gaining personal benefit from a transaction or act, or from material and continuing business relationships between a shareholder and a controlling shareholder, including (i) the personal interest of his or her Relatives; and (ii) a personal interest of a body corporate in which a shareholder or any of his or her aforementioned Relatives serve as a director or the chief executive officer, owns at least 5% of the issued share capital of its voting rights or has the right to appoint a director or chief executive officer; and (iii) the personal interest of a person voting by virtue of a power of attorney given by another person even if the other person does not have a personal interest in the matter and a vote of a person by virtue of power of attorney shall be deemed a vote of a person having personal interest if the person giving the power of attorney has a personal interest, regardless of whether the person voting by virtue of a power of attorney has discretion to decide as to the vote or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.
		Are you a controlling shareholder in the Company or do you have a personal interest in Resolution No. 1? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]	☐	☐
			FOR	AGAINST	ABSTAIN
	2.	To approve a revised version of the Company's indemnity and exculpation agreement for directors and office holders of the Company, as more fully described in the proxy statement.	☐	☐	☐

			YES	NO
		Are you a controlling shareholder in the Company or do you have a personal interest in Resolution No. 2? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]	☐	☐

			FOR	AGAINST	ABSTAIN
	3.	To approve the procurement of a directors and officers insurance policy for the current and future directors and office holders, as more fully described in the proxy statement.	☐	☐	☐
"Relatives" is defined as: spouse, sibling, parent, grandparent, child or child, sibling or parent of the spouse or spouse of any of the above;
			YES	NO
"Holding" is defined as: with regard to securities or voting power as either alone or with others, whether directly or indirectly, through a trustee, trust company, a nominee company or in any other way; with regard to holding or acquisition by a company – this also means by its subsidiary or its associate; and with regard to holding or acquisition by an individual – an individual and his family members who live with him or are financially dependent on one another, shall be regarded as one person.
		Are you a controlling shareholder in the Company or do you have a personal interest in Resolution No. 3? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]	☐	☐
			FOR	AGAINST	ABSTAIN
	4.	To approve the terms of employment of Mr. Shmuel Melman for an additional term of 3 years and renewal of the employment agreement, as more fully described in the proxy statement.	☐	☐	☐

"Control" is defined as: the ability of a company, excluding an ability deriving merely from holding an office of director or another office in the company, and a person shall be presumed to control a corporation if he holds half or more of a certain type of means of control of the corporation, which are any one of (1) the right to vote at a general meeting of a company or a corresponding body of another company; or (2) the right to appoint the directors of the company or its general manager.
			YES	NO
		Are you a controlling shareholder in the Company or do you have a personal interest in Resolution No. 4? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]	☐	☐

			FOR	AGAINST	ABSTAIN
	5.	To approve the terms of employment of Mrs. Monique Bennoun-Melman for an additional term of 3 years and renewal of the employment agreement, as more fully described in the proxy statement.	☐	☐	☐

			YES	NO
		Are you a controlling shareholder in the Company or do you have a personal interest in Resolution No. 5? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]	☐	☐
			FOR	AGAINST	ABSTAIN
		To approve the terms of engagement of CMZY LLC by the Company and renewal of the Consulting Services Agreement for an additional term of 3 years, as more fully described in the proxy statement.	☐	☐
			YES	NO
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐		Are you a controlling shareholder in the Company or do you have a personal interest in Resolution No. 6? [MUST BE COMPLETED OR ELSE YOUR VOTE WILL NOT BE COUNTED]	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.